Exhibit 12.1

The following table sets forth our ratio of earnings to fixed charges (1):

	Three months ended		Year ended
(in millions of US dollars except for ratios)	4/4/2015		1/3/2015	12/28/2013	12/29/2012	12/31/2011	1/1/2011
Earnings (losses):
Net income (loss) before taxes	$(10.6)		$(45.0)	$23.8	$57.3	$41.0	$78.4
Add: Combined fixed charges	30.1		46.6	59.2	62.5	65.9	43.9
Less: Net income-noncontrolling interests	1.3		5.6	5.0	4.5	3.6	5.1

Earnings before fixed charges	18.2		(4.0)	78.0	115.3	103.3	117.2

Fixed Charges:
Interest and amortization expense	27.7		39.8	52.1	54.6	57.3	37.1
Estimated interest component of rent	2.4		6.8	7.1	7.9	8.6	6.8

Combined fixed charges	30.1		46.6	59.2	62.5	65.9	43.9
Deficiency of earnings available to cover fixed charges	11.9		50.6	—	—	—	—

Ratio of earnings to fixed charges	—	(2)	— (3)	1.3	1.8	1.6	2.7

(1)	For purposes of computing these ratios of earnings to fixed charges, fixed charges consist of interest expense and an estimated interest component of rent. Earnings consist of net (loss) earnings applicable to common stock shareholders before income taxes plus combined fixed charges, less net income attributable to non-controlling interests in subsidiaries who did not incur combined fixed charges.

(2)	The ratio of earnings to fixed charges was less than 1:1 for the three months ended April 4, 2015. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $11.9 million in pre-tax earnings in the three months ended April 4, 2015.

(3)	The ratio of earnings to fixed charges was less than 1:1 for the fiscal year ended January 3, 2015. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $50.6 million in pre-tax earnings in the fiscal year ended January 3, 2015.